ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1
T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

August 7, 2020

Enerplus Announces Second Quarter 2020 Results, Reinstating 2020 Guidance

All financial information contained within this news release has been prepared in accordance with U.S. GAAP, except as noted under "Non-GAAP Measures". This news release includes forward-looking statements and information within the meaning of applicable securities laws. Readers are advised to review the "Forward-Looking Information and Statements" at the conclusion of this news release. A full copy of Enerplus' Second Quarter 2020 Financial Statements and MD&A are available on the Company's website at www.enerplus.com, under its SEDAR profile at www.sedar.com and on the EDGAR website at www.sec.gov.

Calgary, Alberta - Enerplus Corporation ("Enerplus" or the "Company") (TSX & NYSE: ERF) today reported its second quarter 2020 operating and financial results. Cash flow from operating activities for the second quarter was $90.6 million and adjusted funds flow was $70.0 million. Enerplus reported a second quarter net loss of $609.3 million, or $2.74 per share. The Company recognized a $426.8 million non-cash impairment on property, plant and equipment ("PP&E") and a $202.8 million non-cash impairment on goodwill as a result of the continued market volatility and low commodity price environment. Excluding these impairments and certain other non-cash or non-recurring items, Enerplus' second quarter 2020 adjusted net loss was $41.2 million, or $0.19 per share.

HIGHLIGHTS

- Second quarter production was 87,360 BOE per day, including liquids of 48,097 barrels per day

- Adjusted funds flow of $70 million exceeded capital spending in the second quarter, generating free cash flow of $30 million, with additional free cash flow forecast during the second half of 2020

- Reinstated 2020 production guidance: 88,000 to 90,000 BOE per day, including 49,000 to 50,000 barrels per day of liquids

- 2020 capital spending unchanged at $300 million

- Maintained low financial leverage; net debt to adjusted funds flow ratio was 1.0 times at quarter-end

- Advantaged position for rapid future capital deployment with drilled uncompleted well inventory

"We have seen extraordinary volatility in the first 6-months of 2020 as the COVID-19 pandemic and OPEC supply issues meaningfully impacted the industry," commented Ian C. Dundas, President and Chief Executive Officer of Enerplus. "Enerplus took decisive action to respond to this instability, enabling the company to navigate this period and maintain financial resilience. Despite the challenging conditions, we delivered strong operational execution and cost performance in the second quarter, which has helped position the business to deliver free cash flow in 2020 and maintain our top-quartile balance sheet strength."

SECOND QUARTER SUMMARY

Production
Production in the second quarter of 2020 was 87,360 BOE per day, a decrease of 13% compared to the same period a year ago, and 11% lower than the prior quarter. Crude oil and natural gas liquids production in the second quarter of 2020 was 48,097 barrels per day, a decrease of 9% compared to the same period a year ago, and 12% lower than the prior quarter.

The lower production was due to the temporary curtailment of production during the second quarter and the suspension of all operated drilling and completion activity in response to the significant decline in crude oil prices. Enerplus curtailed approximately 25% of its liquids volumes in May to protect against selling oil at negative margins. The Company began restoring curtailed volumes in June as oil prices improved, with curtailed volumes largely restored in July.

Financial Highlights
Enerplus reported adjusted funds flow for the second quarter of 2020 of $70.0 million compared to $186.0 million in the second quarter of 2019. The decrease from the prior year period was due to lower commodity prices and production levels in the second quarter of 2020.

The Company reported a net loss of $609.3 million in the second quarter of 2020 compared to net income of $85.1 million in the same period in 2019. The decrease from the prior year period was primarily the result of non-cash impairments and lower commodity prices and production in the second quarter of 2020. In the second quarter of 2020, Enerplus recorded a $426.8 million non-cash impairment on PP&E and a $202.8 million non-cash impairment on goodwill as a result of the continued market volatility and low commodity price environment. Excluding these impairments and certain other non-cash or non-recurring items, Enerplus' second quarter 2020 adjusted net loss was $41.2 million, or $0.19 per share, compared to adjusted net income of $74.4 million, or $0.32 per share in the second quarter of 2019. Enerplus recorded a current tax recovery of $14.4 million in the second quarter of 2020 related to the recognition of the Company's final U.S. Alternative Minimum Tax refund.

Enerplus' second quarter 2020 realized Bakken oil price differential was US$4.36 per barrel below WTI, compared to US$3.00 per barrel below WTI in the second quarter of 2019. Bakken oil differentials materially weakened during April as refineries reduced purchases given the significant reduction in demand for refined products due to the COVID-19 pandemic. Despite this weakness, Enerplus outperformed the benchmark index (Bakken DAPL – WTI) by temporarily curtailing production during the weakest period and through the diversification of sales into higher priced markets.

The Company's realized Marcellus natural gas price differential was US$0.49 per Mcf below NYMEX during the second quarter of 2020 compared to US$0.57 per Mcf below NYMEX in the second quarter of 2019. The second quarter differentials reflect lower seasonal natural gas demand in the local market.

In the second quarter of 2020, Enerplus' operating expenses were $6.84 per BOE, compared to $7.84 per BOE during the same period in 2019. The lower unit operating expenses were primarily driven by the proactive price related shut-in of the Company's highest unit expense oil wells, and from reduced well servicing activity and lower service costs.

Second quarter transportation costs were $4.28 per BOE and cash general and administrative expenses were $1.14 per BOE.

Exploration and development capital spending in the second quarter was $40.1 million, reflecting strong operational execution which drove continued improvement in total well costs. Capital activity in the quarter was associated with drilling 2.5 net wells and bringing 8.9 net wells on production, including operated and non-operated activity across the Company.

Enerplus ended the second quarter of 2020 with a strong balance sheet and significant liquidity. The Company had total debt of $524.3 million, cash of $6.2 million and US$599 million available on its US$600 million bank credit facility. The Company's net debt to adjusted funds flow ratio was 1.0 times at quarter-end. During the second quarter, Enerplus made scheduled principal repayments of US$81.6 million on its 2009 and 2012 senior notes.

Asset Activity
Williston Basin production averaged 44,081 BOE per day (81% oil) during the second quarter of 2020, a decrease of 6% compared to the same period a year ago, and 11% lower than the prior quarter, reflecting the curtailed production during the second quarter of 2020. During the second quarter, and prior to the suspension of the Company's drilling and completion program in mid-April, the Company drilled one gross operated well and completed a seven-well pad (97% average working interest). The seven-well pad was brought on production during June concurrent with improving oil prices. Enerplus currently has 33 gross (27 net) operated drilled uncompleted wells in inventory in North Dakota.

Marcellus production averaged 197 MMcf per day during the second quarter of 2020, a decrease of 17% compared to the same period in 2019, and 9% lower than the prior quarter. The Company participated in drilling 15 gross non-operated wells (4% average working interest) and brought 10 gross non-operated wells (2% average working interest) on production during the quarter.

Canadian waterflood production averaged 6,338 BOE per day (94% oil) during the second quarter of 2020, a decrease of 31% compared to the same period in 2019, and 23% lower than the prior quarter, reflecting the curtailed production during the second quarter of 2020.

In the DJ Basin, the Company participated in drilling 15 gross non-operated wells (6% average working interest) in the second quarter and brought two gross operated wells (90% average working interest) on production. Enerplus currently has three gross (2.6 net) operated drilled uncompleted wells in inventory in the DJ Basin.

2020 GUIDANCE AND 2021 MAINTENANCE CAPITAL

Although there remains significant uncertainty regarding the timing and path forward for a global economic recovery from the impacts of COVID-19, given the relative stability in oil prices since late in the second quarter, Enerplus is reinstating 2020 guidance.

Enerplus expects its 2020 production to average 88,000 to 90,000 BOE per day, including 49,000 to 50,000 barrels per day of crude oil and natural gas liquids. Enerplus is maintaining its $300 million capital budget in 2020. Remaining activity is primarily focused on non-operated drilling and completions in the Marcellus and North Dakota, along with four operated completions in North Dakota planned for the fourth quarter. In total, the Company expects to complete approximately six net wells (operated and non-operated) in North Dakota and two net wells in the Marcellus in the second half of 2020. Enerplus expects this plan to generate free cash flow in 2020 based on current market conditions.

With this outlook, Enerplus estimates it could maintain its second half 2020 liquids production flat in 2021 for approximately $300 million. This maintenance capital estimate includes an allocation for drilling in 2021 to provide an inventory of wells to complete in 2022, and an allocation for the Company's Marcellus natural gas asset.

In early July, a U.S. district court ordered the Dakota Access Pipeline ("DAPL") to cease operations after it found that, due to deficiencies in the original environmental review, the U.S. Army Corps of Engineers are required to complete a more thorough Environmental Impact Statement. On August 5, an appeals court granted the pipeline owners' request for a stay over the lower court order requiring the pipeline to cease operations. As a result, there is no outstanding court order in place requiring DAPL to shut down at this time and the legal process is ongoing.

As a result of the above and assuming DAPL continues to operate, the Company expects the market price for Bakken oil to remain constructive and estimates its realized 2020 Bakken oil price differential will average approximately US$5.00 per barrel below WTI. For the second half of 2020, Enerplus has fixed differential sales agreements in North Dakota for approximately 16,000 barrels per day at an estimated price of US$6.00 per barrel below WTI, based on current market prices.

2020 Guidance Summary

The Company's reinstated guidance for 2020 is in the table below.

2020 Guidance

Capital spending	$300 million
Average annual production	88,000 – 90,000 BOE/day
Average annual crude oil and natural gas liquids production	49,000 – 50,000 bbls/day
Average royalty and production tax rate	26%
Operating expense	$8.25/BOE
Transportation expense	$4.15/BOE
Cash G&A expense	$1.40/BOE

2020 Full-Year Differential/Basis Outlook [(1)]

U.S. Bakken crude oil differential (compared to WTI crude oil)[(2)]	US$(5.00)/bbl
Marcellus natural gas sales price differential (compared to NYMEX natural gas)	US$(0.45)/Mcf

(1) Excluding transportation costs.
(2) Based on the continued operation of the Dakota Access Pipeline.

RISK MANAGEMENT

As of August 6, 2020, Enerplus has an average of 24,500 barrels per day of crude oil hedged through financial derivative contracts for the remainder of 2020 and 6,000 barrels per day for the first half of 2021.

	WTI Crude Oil (US$/bbl)[1][2]		
	Jul 1, 2020 – Sep 30, 2020	Oct 1, 2020 – Dec 31, 2020	Jan 1, 2021 – Jun 30, 2021
Swaps			
Volume (bbls/d)	7,000	—	—
Sold Swaps	$ 36.02	—	—
Put Spreads			
Volume (bbls/d)	16,000	16,000	—
Sold Puts	$ 46.88	$ 46.88	—
Purchased Puts	$ 57.50	$ 57.50	—
Three Way Collars			
Volume (bbls/d)	5,000	5,000	6,000
Sold Puts	$ 48.00	$ 48.00	$ 32.00
Purchased Puts	$ 56.25	$ 56.25	$ 40.00
Sold Calls	$ 65.00	$ 65.00	$ 50.00

(1) All of the sold puts on the put spreads are settled annually at the end of 2020 rather than monthly.
(2) The total average deferred premium spent on these hedges is US$1.75/bbl from July 1, 2020 to December 31, 2020 and US$0.03/bbl from January 1, 2021 to June 30, 2021.

DIRECTOR RETIREMENT

Enerplus announced the retirement of Mr. Michael Culbert from the Company's board of directors. Mr. Culbert has been a valued member of the board of directors since his appointment in March 2014 and has provided the board with insightful guidance gained through his long career in the oil and gas industry. Enerplus wishes to acknowledge and thank him for his many contributions and dedicated service.

SECOND QUARTER PRODUCTION AND OPERATIONAL SUMMARY TABLES

Average Daily Production[1]

	Three months ended June 30, 2020				Six months ended June 30, 2020			
	Crude Oil (Mbbl/d)	Natural Gas Liquids (Mbbl/d)	Natural gas (MMcf/d)	Total Production (Mboe/d)	Crude Oil (Mbbl/d)	Natural Gas Liquids (Mbbl/d)	Natural gas (MMcf/d)	Total Production (Mboe/d)
Williston Basin	35.6	4.2	25.2	44.1	37.7	4.4	28.0	46.8
Marcellus	-	-	196.7	32.8	-	-	206.3	34.4
Canadian Waterfloods	6.0	0.1	1.8	6.3	6.8	0.1	2.2	7.3
Other[2]	1.6	0.6	11.8	4.2	1.5	0.7	12.7	4.3
Total	**43.2**	**4.9**	**235.6**	**87.4**	**46.1**	**5.1**	**249.2**	**92.8**

(1) Table may not add due to rounding.
(2) Comprises DJ Basin and non-core properties in Canada.

Summary of Wells Drilled[1]

| | Three months ended June 30, 2020 | | | | Six months ended June 30, 2020 | | | |
| | Operated | | Non-Operated | | Operated | | Non-Operated | |
	Gross	*Net*	*Gross*	*Net*	*Gross*	*Net*	*Gross*	*Net*
Williston Basin	1	1.0	-	-	19	18.8	3	1.1
Marcellus	-	-	15	0.6	-	-	30	1.7
Canadian Waterfloods	-	-	-	-	10	10.0	-	-
Other[2]	-	-	15	0.9	5	4.4	16	0.9
Total	**1**	**1.0**	**30**	**1.5**	**34**	**33.2**	**49**	**3.7**

(1) Table may not add due to rounding.
(2) Comprises DJ Basin and non-core properties in Canada.

Summary of Wells Brought On-Stream[1]

| | Three months ended June 30, 2020 | | | | Six months ended June 30, 2020 | | | |
| | Operated | | Non-Operated | | Operated | | Non-Operated | |
	Gross	*Net*	*Gross*	*Net*	*Gross*	*Net*	*Gross*	*Net*
Williston Basin	7	6.8	-	-	18	15.8	7	1.9
Marcellus	-	-	10	0.2	-	-	20	0.6
Canadian Waterfloods	-	-	-	-	-	-	-	-
Other[2]	2	1.8	-	-	2	1.8	1	0.0
Total	**9**	**8.6**	**10**	**0.2**	**20**	**17.6**	**28**	**2.5**

(1) Table may not add due to rounding.
(2) Comprises DJ Basin and non-core properties in Canada.

Q2 2020 CONFERENCE CALL DETAILS

A conference call hosted by Ian C. Dundas, President and CEO will be held at 9:00 AM MT (11:00 AM ET) today to discuss these results. Details of the conference call are as follows:

Date:	Friday, August 7, 2020
Time:	9:00 AM MT (11:00 AM ET)
Dial-In:	587-880-2171 (Alberta)
	1-888-390-0546 (Toll Free)
Conference ID:	65642132
Audiocast:	https://produceredition.webcasts.com/starthere.jsp?ei=1338878&tp_key=8226100b06

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Replay Dial-In:	1-888-390-0541 (Toll Free)
Replay Passcode:	642132 #

enerPLUS

SELECTED FINANCIAL RESULTS	Three months ended June 30,		Six months ended June 30,	
	2020	2019	2020	2019
Financial (CDN$, thousands, except ratios)				
Net Income/(Loss)	$ (609,323)	$ 85,084	$ (606,447)	$ 104,242
Adjusted Net Income/(Loss)[1]	(41,185)	74,366	(20,095)	146,824
Cash Flow from Operating Activities	90,560	236,991	213,299	345,942
Adjusted Funds Flow[1]	69,997	186,038	183,224	354,793
Dividends to Shareholders - Declared	6,675	7,034	13,345	14,196
Total Debt Net of Cash[1]	518,094	359,006	518,094	359,006
Capital Spending	40,084	207,208	203,709	368,001
Property and Land Acquisitions	3,416	1,911	5,672	4,936
Property Divestments	(63)	9,601	5,515	10,067
Net Debt to Adjusted Funds Flow Ratio[1]	1.0x	0.5x	1.0x	0.5x
Financial per Weighted Average Shares Outstanding				
Net Income /(Loss) - Basic	$ (2.74)	$ 0.36	$ (2.73)	$ 0.44
Net Income/(Loss) - Diluted	(2.74)	0.36	(2.73)	0.43
Weighted Average Number of Shares Outstanding (000's) - Basic	222,557	235,490	222,457	237,197
Weighted Average Number of Shares Outstanding (000's) - Diluted	222,557	238,189	222,457	239,947
Selected Financial Results per BOE[2][3]				
Oil & Natural Gas Sales[4]	$ 19.53	$ 44.00	$ 26.11	$ 44.33
Royalties and Production Taxes	(5.15)	(11.26)	(6.74)	(10.90)
Commodity Derivative Instruments	6.73	(0.13)	5.12	0.55
Cash Operating Expenses	(6.84)	(7.84)	(7.90)	(8.26)
Transportation Costs	(4.28)	(4.02)	(4.11)	(3.97)
Cash General and Administrative Expenses	(1.14)	(1.26)	(1.26)	(1.39)
Cash Share-Based Compensation	(0.15)	0.07	0.09	(0.04)
Interest, Foreign Exchange and Other Expenses	(1.69)	(0.79)	(1.29)	(0.75)
Current Income Tax Recovery	1.81	1.52	0.85	1.14
Adjusted Funds Flow[1]	$ 8.82	$ 20.29	$ 10.87	$ 20.71

SELECTED OPERATING RESULTS	Three months ended June 30,		Six months ended June 30,	
	2020	2019	2020	2019
Average Daily Production[3]				
Crude Oil (bbls/day)	43,168	48,141	46,106	44,642
Natural Gas Liquids (bbls/day)	4,929	4,720	5,137	4,552
Natural Gas (Mcf/day)	235,579	287,000	249,246	272,863
Total (BOE/day)	87,360	100,694	92,784	94,671
% Crude Oil and Natural Gas Liquids	55%	52%	55%	52%
Average Selling Price [3][4]				
Crude Oil (per bbl)	$ 30.55	$ 74.42	$ 41.59	$ 70.82
Natural Gas Liquids (per bbl)	(0.96)	17.96	6.16	18.53
Natural Gas (per Mcf)	1.63	2.63	1.87	3.46
Net Wells Drilled	3	13	37	30

(1) These non-GAAP measures may not be directly comparable to similar measures presented by other entities. See "Non-GAAP Measures" section in this news release.

(2) Non-cash amounts have been excluded.

(3) Based on Company interest production volumes. See "Presentation of Production Information" below.

(4) Before transportation costs, royalties, and commodity derivative instruments.

Average Benchmark Pricing	Three months ended June 30,		Six months ended June 30,	
	2020	2019	2020	2019
WTI crude oil (US$/bbl)	$ 27.85	$ 59.81	$ 37.01	$ 57.36
Brent (ICE) crude oil (US$/bbl)	33.27	68.32	42.12	66.11
NYMEX natural gas – last day (US$/Mcf)	1.72	2.64	1.83	2.89
USD/CDN average exchange rate	1.39	1.34	1.37	1.33

Share Trading Summary For the three months ended June 30, 2020	CDN[1] - ERF (CDN$)		U.S.[2] - ERF (US$)	
High	$	5.18	$	3.73
Low	$	1.95	$	1.38
Close	$	3.82	$	2.83

(1)   TSX and other Canadian trading data combined.
(2)   NYSE and other U.S. trading data combined.

2020 Dividends per Share	CDN$		US$[1]	
First Quarter Total	$	0.03	$	0.02
Second Quarter Total	$	0.03	$	0.02
Total	$	0.06	$	0.04

(1)   CDN$ dividends converted at the relevant foreign exchange rate on the payment date.

Currency and Accounting Principles
All amounts in this news release are stated in Canadian dollars unless otherwise specified. All financial information in this news release has been prepared and presented in accordance with U.S. GAAP, except as noted below under "Non-GAAP Measures".

Barrels of Oil Equivalent
This news release also contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of natural gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

Presentation of Production Information
Under U.S. GAAP oil and gas sales are generally presented net of royalties and U.S. industry protocol is to present production volumes net of royalties. Under Canadian industry protocol oil and gas sales and production volumes are presented on a gross basis before deduction of royalties. To continue to be comparable with its Canadian peer companies, the summary results contained within this news release presents Enerplus' production and BOE measures on a before royalty company interest basis. All production volumes and revenues presented herein are reported on a "company interest" basis, before deduction of Crown and other royalties, plus Enerplus' royalty interest. All references to "liquids" in this news release include light and medium crude oil, heavy oil and tight oil (all together referred to as "crude oil") and natural gas liquids on a combined basis.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "ongoing", "may", "will", "project", "plans", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: expected capital spending levels in 2020 and impact thereof on our production levels and land holdings, as well as our free cash flow; expected production volumes; expected operating strategy in 2020, including the proportion of Enerplus' production that may be curtailed and the effect of such actions on its properties, operations and financial position; the proportion of our anticipated oil and gas production that is hedged and the expected effectiveness of such hedges in protecting our adjusted funds flow; the results from our drilling program and the timing of related production; oil and natural gas prices and differentials, and our commodity risk management program in 2020; expectations regarding our realized oil and natural gas prices; expected operating, transportation and cash G&A costs; expectations regarding our 2021 production and capital spending levels required to achieve that production; potential future non-cash PP&E impairments, as well as

relevant factors that may affect such impairment; future debt and working capital levels and net debt to adjusted funds flow ratio and adjusted payout ratio, financial capacity, liquidity and capital resources to fund capital spending and working capital requirements; expectations regarding our ability to comply with debt covenants under our bank credit facility and outstanding senior notes; Enerplus' costs reduction initiatives; and the amount of future cash dividends that we may pay to our shareholders.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; that lack of adequate infrastructure and/or low commodity price environment will not result in curtailment of production and/or reduced realized prices beyond our current expectations; current commodity price, differentials and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve and contingent resource volumes; the continued availability of adequate debt and/or equity financing and adjusted funds flow to fund our capital, operating and working capital requirements, and dividend payments as needed; the continued availability and sufficiency of our adjusted funds flow and availability under our bank credit facility to fund our working capital deficiency; our ability to comply with our debt covenants; the availability of third party services; and the extent of our liabilities. In addition, our expected 2020 capital expenditures and operating strategy described in this news release is based on the rest of the year prices and exchange rate of: a WTI price of US$41.19/bbl, a NYMEX price of US$1.94/Mcf, and a USD/CDN exchange rate of 1.35. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: continued instability, or further deterioration, in global economic and market environment, including from COVID-19; continued low commodity prices environment or further decline and/or volatility in commodity prices; changes in realized prices of Enerplus' products; changes in the demand for or supply of our products; unanticipated operating results, results from our capital spending activities or production declines; curtailment of our production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties; increased debt levels or debt service requirements; inability to comply with debt covenants under our bank credit facility and outstanding senior notes; inaccurate estimation of our oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners and third party service providers; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks identified in our MD&A, our Annual Information Form, our Annual MD&A and Form 40-F as at December 31, 2019).

The forward-looking information contained in this news release speak only as of the date of this news release. Enerplus does not undertake any obligation to publicly update or revise any forward-looking information contained herein, except as required by applicable laws

NON-GAAP MEASURES

In this news release, we use the terms "adjusted funds flow", "adjusted net income", "free cash flow", "net debt to adjusted funds flow ratio" and "total debt net of cash" as measures to analyze financial and operating performance, leverage and liquidity. "Adjusted funds flow" is calculated as cash flow generated from operating activities but before changes in non-cash operating working capital and asset retirement obligation expenditures. "Adjusted net income" is calculated as net income adjusted for unrealized derivative instrument gain/loss, asset impairment, unrealized foreign exchange gain/loss, the tax effect of these items, goodwill impairment, the impact of statutory changes to the Company's corporate tax rate, and the valuation allowance on our deferred income tax assets. "Free cash flow" is calculated as adjusted funds flow minus capital spending. "Net debt to adjusted funds flow ratio" is calculated as total debt net of cash and cash equivalents, divided by a trailing 12 months of adjusted funds flow. "Total debt net of cash" is calculated as senior notes plus any outstanding bank credit facility balance, minus cash and cash equivalents. Calculation of these terms is described in Enerplus' MD&A under the "Non-GAAP Measures" section.

Enerplus believes that, in addition to net earnings and other measures prescribed by U.S. GAAP, the terms "adjusted funds flow", "net debt to adjusted funds flow", and "total debt net of cash" are useful supplemental measures as they provide an indication of the results generated by Enerplus' principal business activities. However, these measures are not measures recognized by U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP. Therefore, these measures, as defined by Enerplus, may not be comparable to similar measures presented by other issuers. For reconciliation of these measures to the most directly comparable measure calculated in accordance with U.S. GAAP, and further information about these measures, see disclosure under "Non-GAAP Measures" in Enerplus' Second Quarter 2020 MD&A.



Electronic copies of Enerplus Corporation's Second Quarter 2020 MD&A and Financial Statements, along with other public information including investor presentations, are available on its website at www.enerplus.com. Shareholders may, upon request, receive a printed copy of the Company's audited financial statements at any time. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation